08025441

SEC Mail Processing Section

FEB 27 2008

Washington, DC 110

UNITED STATES
[SECURITI]ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123<br>Expires: February 28, 2010<br>Estimated average burden<br>hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8 - 53139 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**TPR Investments, L.P.**

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10003 Woodloch Forest, Suite 275
(No. and Street)

| The Woodlands | Texas | 77380 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tristan Renz — (281) 681-1640
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Brad A. Kinder, CPA**
(Name – *if individual, state last, first, middle name*)

| **815 Parker Square** | **Flower Mound** | **Texas** | **75028** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Tristan Renz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TPR Investments, L.P., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Designated Principal
Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2011

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. **None**
- ■ (g) Computation of Net Capital.
- □ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- □ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- □ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

**TPR Investments, L.P.**

December 31, 2007

CONTENTS

# BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 Parker Square • Flower Mound, TX 75028
972-899-1170 • Fax 972-899-1172

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
TPR Investments, L.P.

We have audited the accompanying statement of financial condition of TPR Investments, L.P. as of December 31, 2007, and the related statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TPR Investments, L.P. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brad A. Kinder

BRAD A. KINDER, CPA

Irving, Texas
February 25, 2008

**TPR Investments, L.P.**

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

| | | |
|---|---|---|
| ASSETS | | |
| Cash and cash equivalents | $ | 11,945,910 |
| Deposit with clearing organizations | | 100,514 |
| Investments in contracts | | 1,783,236 |
| Property and equipment, net of accumulated depreciation of $301,442 | | 393,718 |
| Other assets | | 20,576 |
| Total assets | $ | 14,243,954 |
| LIABILITIES AND PARTNERS' CAPITAL | | |
| Accounts payable and accrued expenses | $ | 112,350 |
| Current maturities of long-term debt | | 4,479 |
| Long-term debt, net of current maturities | | 327,480 |
| Total liabilities | | 444,309 |
| Partners' capital | | 13,799,645 |
| Total liabilities and partners' capital | $ | 14,243,954 |

See notes to financial statements.

**TPR Investments, L.P.**

STATEMENT OF OPERATIONS
Year ended December 31, 2007

| | |
|---|---|
| Revenues | |
| Trading profits | $ 585,361 |
| Dividend and interest income | 658,110 |
| FINRA Special Payment | 35,000 |
| Total revenues | 1,278,471 |
| Expenses | |
| Compensation and related costs | 235,647 |
| Commissions | 29,548 |
| Clearing costs | 38,621 |
| Consultants | 99,144 |
| Insurance | 5,149 |
| Interest expense | 25,263 |
| Legal and professional fees | 60,793 |
| Regulatory fees | 3,769 |
| Rent | 103,188 |
| Depreciation and amortization | 67,038 |
| Other | 90,328 |
| Total expenses | 758,488 |
| Net income before other losses | 519,983 |
| Other Losses | |
| Realized loss on marketable securities | 3,464 |
| Loss on disposal of equipment | 18,104 |
| Unrealized loss on marketable securities | 6,891 |
| Unrealized loss on investments in contracts | 710,608 |
| Total other losses | 739,067 |
| Net loss | $ (219,084) |

See notes to financial statements.

**TPR Investments, L.P.**

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
Year ended December 31, 2007

| | Limited partner 99.99% | General partner 0.01% | Total |
|---|---|---|---|
| Partners' capital at January 1, 2007 | $ 19,513,392 | $ 5,331 | $ 19,518,723 |
| Distributions | (5,499,994) | - | (5,499,994) |
| Net loss | (219,062) | (22) | (219,084) |
| Partners' capital at December 31, 2007 | $ 13,794,336 | $ 5,309 | $ 13,799,645 |

See notes to financial statements.

**TPR Investments, L.P.**

STATEMENT OF CASH FLOWS
Year ended December 31, 2007

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net loss | $ | (219,084) |
| Adjustments to reconcile net loss to net cash provided by operating activities | | |
| Depreciation and amortization | | 67,038 |
| Amortization of discount on marketable securities | | (437,816) |
| Realized loss on marketable securities | | 3,464 |
| Loss on disposal of equipment | | 18,104 |
| Unrealized loss on marketable securities | | 6,891 |
| Unrealized loss on investments in contracts | | 710,608 |
| Change in assets and liabilities | | |
| Marketable securities owned, net | | 14,862,826 |
| Other assets | | 389 |
| Accounts payable and accrued expenses | | 85,506 |
| Net cash provided by operating activities | | 15,097,926 |
| Cash flows from investing activities: | | |
| Purchases of equipment | | (163,521) |
| Proceeds on sale of equipment | | 134,000 |
| Net cash used in investing activities | | (29,521) |
| Cash flows from financing activities: | | |
| Principal payments on long term debt | | (3,783) |
| Distributions to partner | | (5,499,994) |
| Net cash used in financing activities | | (5,503,777) |
| Net decrease in cash and cash equivalents | | 9,564,628 |
| Cash and cash equivalents, beginning of year | | 2,381,796 |
| Cash and cash equivalents, end of year | $ | 11,946,424 |
| Supplemental disclosure of cash flow information | | |
| Cash paid for interest | $ | 25,263 |

See notes to financial statements.

## NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

TPR Investments, L.P., a Texas limited partnership (the Partnership), was formed in November 2000 for the purpose of providing investment services in fixed-income securities primarily to U.S. financial institutions. The Partnership is registered as a broker/dealer in securities with the Securities and Exchange Commission (SEC) and is a member of the National Financial Industry Regulatory Authority (FINRA). The Partnership will continue in existence until the close of business on December 31, 2050, unless earlier dissolved under the Partnership Agreement (the Agreement).

The Partnership operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Partnership is managed by TPR Management Company, LLC, its general partner (General Partner). The General Partner receives no compensation for its management services. Tristan P. Renz is the managing and sole member of the General Partner as well as the Limited Partner. Tristan P. Renz is active in the day to day operations of the partnership. He receives no compensation but does take periodic distributions from the partnership.

Partnership profits, losses, and other items are allocated among the Partners in accordance with their Sharing Ratios, as defined in the Agreement.

### 1. Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

### 2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### 3. Marketable securities owned

Investments in marketable securities owned are stated at market value, based on quoted market price. Changes in market value are reflected as unrealized appreciation or depreciation in the accompanying statement of operations. Securities transactions are accounted for on a trade date basis. Interest income is recorded on the accrual basis. There are no marketable securities owned at December 31, 2007.

### 4. Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization and includes furniture and fixtures, computer equipment and software, office equipment, building, and leasehold improvements. Depreciation of property and equipment is provided using the straight-line method based on estimated useful lives of 3 to 27 ½ years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the lease or the useful life of the asset.

## NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - Continued

### 5. Income Taxes

No provision for federal income taxes is made in the accounts of the Partnership since such taxes are liabilities of the individual partners and thus depend on their respective tax situations.

### 6. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Partnership has a commission sharing arrangement with another broker-dealer. The commission expense through this arrangement totaled $29,548 in 2007.

### 7. Investments in Contracts

Investments in contracts are stated at the fair value of the Float Forward Agreements. These investments include investment agreements which give the partnership reinvestment rights of particular government security portfolios. The fair value of the Float Forward Agreements has been estimated based on the present value of the float reinvestment and substitution rights granted by the contracts. The increase or decrease in fair value is credited to or charged to operations.

### 8. Trading profits

Revenue from trading profits is generated from the buying and selling of governmental securities.

### 9. Cash Equivalents

The Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

### 10. Indemnifications/Off Balance Sheet Risk

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

### 11. Fair Value of Financial Instruments

The following methods and assumptions are used by the Partnership in estimating fair values of financial instruments as disclosed herein.

Cash and cash equivalents – the carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Investments in contracts – Investments in contracts are carried at fair value.

Long-term debt – the carrying value of the Partnerships' long-term debt approximate fair value due to the fact that it bears interest at a rate which represents a current market rate.

## NOTE B – CASH AND CASH EQUIVALENTS

The cash and cash equivalents balance includes cash held at two banks and money market funds held by National Financial Services, LLC, the Partnership's clearing broker-dealer, in the Partnership's name.

## NOTE C – INVESTMENTS IN CONTRACTS

Investments in contracts are stated at the fair value of the Float Forward Agreements. These investments include investment agreements which give the partnership reinvestment rights of particular government security portfolios. The fair value of the Float Forward Agreements has been estimated based on the present value of the float reinvestment and substitution rights granted by the contracts.

| Years to maturity | Amount |
|---|---|
| 0-2 | $ 366,488 |
| 3-5 | 892,938 |
| 6-10 | 399,100 |
| 11-20 | 124,710 |
| Total investment in contracts | $ 1,783,236 |

## NOTE D – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 are summarized as follows:

| | Cost | Useful Life |
|---|---|---|
| Furniture and fixtures | $ 59,997 | 5 years |
| Computer equipment and software | 187,748 | 3 years |
| Office equipment | 6,606 | 5 years |
| Building | 411,303 | 27.5 years |
| Leasehold improvements | 29,506 | Lesser of lease term or estimated service life |
| | 695,160 | |
| Less accumulated depreciation and amortization | (301,442) | |
| | $ 393,718 | |

Depreciation and amortization expense for the year was $67,038.

## NOTE E– LEASE OBLIGATIONS

The Partnership leases office facilities under a noncancelable operating lease expiring in 2010. Pursuant to the lease agreement, the monthly lease payment will be adjusted annually for the difference between the actual operating expenses for the previous year and the amount estimated and included in the lease. At December 31, 2007, future minimum rental commitments on such lease are as follows:

| | Amount |
|---|---|
| Year ending December 31: | |
| 2008 | $ 96,306 |
| 2009 | 96,306 |
| 2010 | 96,306 |
| | $ 288,918 |

Rent expense relating to office facilities was $103,188 for the year ended December 31, 2007.

## NOTE F – LONG-TERM DEBT

Long-term debt, net of current maturities, is as follows at December 31, 2007:

| | Amount |
|---|---|
| Mortgage note payable | $327,480 |

The Partnership entered into a mortgage with Woodforest National Bank on May 27, 2004. The mortgage has a maturity date of June 1, 2034. The mortgage bears interest at the 6 month average London Interbank Offered Rate ("LIBOR") plus 2.200% rounded to the nearest one-eight of one percentage point (0.125%). The interest rate on the mortgage note was 7.000% at December 31, 2007. The note is collateralized by the building financed. The mortgage note includes a call option, under which on the first day of the month following five years from the original date of the note, and on that day annually until maturity, the bank may, at its discretion, excerise a call option to accelerate the unpaid balance due and owing on the note. Interest expense relating to the mortgage payable was $25,263 for the year ended December 31, 2007.

Future contractual maturities of long-term debt is as follows, unless the call option is exercised, then the entire amount may be due:

| Years ending | |
|---|---|
| 2009 | $ 4,803 |
| 2010 | 5,150 |
| 2011 | 5,523 |
| 2012 | 5,922 |
| Thereafter | 306,082 |
| Total | $327,480 |

## NOTE G – MINIMUM CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2007, the Partnership had computed regulatory net capital of $11,365,332 which exceeded its required net capital of $100,000 by $11,265,332. The Partnership's aggregate indebtedness to net capital ratio at December 31, 2007 was .04 to 1.

## NOTE H – CONCENTRATIONS

The Partnership has cash equivalents and clearing deposits totaling $11,834,864, or 83% of its assets, due from or held by its clearing broker-dealer. The cash equivalents consist of money market funds which were earning 4.47% at December 31, 2007.

The sole member of the General Partner generates a majority of the partnership revenue.

SUPPLEMENTAL INFORMATION

## TPR Investments, L.P.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2007

| | | |
|---|---|---|
| Net capital: | | |
| Partners' capital per accompanying financial statements | $ | 13,799,645 |
| Less nonallowable assets: | | |
| HSBC cash account | | 2,528 |
| Investment in contracts | | 1,783,236 |
| Property and equipment, net | | 393,718 |
| Other assets | | 19,134 |
| Haircut on investment securities - qualifying account | | 235,697 |
| | | 2,434,313 |
| Net capital | $ | 11,365,332 |
| Minimum net capital requirement (the greater $100,000 or 6-2/3% of aggregate indebtedness) | | 100,000 |
| Net capital in excess of required amount | $ | 11,265,332 |
| Aggregate indebtedness | $ | 444,309 |
| Ratio of aggregate indebtedness to net capital | | .04 to 1 |

Note: There are no material differences between the computation of net capital and aggregate indebtedness as presented herein and as reported by the Partnership in Part II of Form X-17A5 as of December 31, 2007 filed on January 24, 2008.

See accompanying independent auditors' report.

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172


# INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS REPORT ON INTERNAL CONTROLS AS REQUIRED BY SEC RULE 17A-5(G)(1)

To the Partners
TPR Investments, L.P.

In planning and performing our audit of the financial statements of TPR Investments, L.P. (the Partnership), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Partnership's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Partnership's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brad A. Kinder

BRAD A. KINDER, CPA

Irving, Texas
February 25, 2008

END